UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces public offering of Petrobras Distribuidora (BR)’s shares

—

Rio de Janeiro, June 17, 2021 – Petróleo Brasileiro S.A. – Petrobras, in continuity with the material facts dated as 8/26/2020 and 6/11/2021, informs its shareholders and the general public that, it filed the registration statement with the Brazilian Securities Commission (CVM) on the date hereof of the secondary public offering of common shares issued by the Petrobras Distribuidora S.A. (BR) and held by Petrobras (Shares), under the terms of Article 6-A of CVM Rule No. 400, dated as December 29, 2003, as amended, and other applicable provisions, with efforts to place the Shares abroad pursuant to the exemptions from registration under the US Securities Act of 1993 (Offering). In addition, the Company informs that it has disclosed on the date hereof the Notice to the Market and the Preliminary Prospectus of Offering.

The request for registration of the Offering is currently under review by CVM, and the Offering is subject to its prior approval. No registration of the Offering or Shares will be carried out in any agency or regulatory body in the capital markets of any other country, except in Brazil, with the CVM. The Shares will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The percentage of shares to be offered by Petrobras under the Offering will be of 37.5% of its interest in BR's capital share, which corresponds to the total equity holdings of Petrobras in the Company.

Additional information about the Offering can be obtained from the Preliminary Prospectus available at https://www.investidorpetrobras.com.br/en/shares-dividends-and-debts/prospects, on such page, click on the “Public Offering Petrobras Distribuidora 2021” section, and then “Preliminary Prospectus”.

This material fact is intended for information purposes only, in accordance with the legislation and regulations in force and should not be considered as an announcement of an offer in Brazil, the United States or in any other jurisdiction.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer